Exhibit 99.1

NEWS RELEASE

PRECISION DRILLING TRUST TO PRESENT
AT THE FIRSTENERGY / SOCIÉTÉ GÉNÉRALE
EAST COAST CANADIAN ENERGY CONFERENCE IN NEW YORK, NEW YORK

Calgary, Alberta, Canada – March 5, 2008

Precision Drilling Trust (“Precision”) will be presenting at the FirstEnergy / Société Générale East Coast Canadian Energy Conference, which is taking place March 12 – 14, 2008 in New York, New York.  Mr. Kevin Neveu, Chief Executive Officer of Precision Drilling Corporation, is scheduled to present at 3:35 p.m. Eastern time (1:35 p.m. Mountain time) on Wednesday, March 12, 2008.  The presentation will include information concerning Precision’s performance, strategy and outlook.

A live webcast of the audio and a copy of the presentation will be accessible from Precision's website at www.precisiondrilling.com by selecting Investor Centre, then Webcasts.  Shortly after the live webcast, an archived version of the webcast will be available for approximately 30 days.

Precision is a leading provider of safe, high performance energy services to the North American oil and gas industry. Precision provides customers with access to an extensive fleet of contract drilling rigs, service rigs, camps, snubbing units, wastewater treatment units and rental equipment backed by a comprehensive mix of technical support services and skilled, experienced personnel.

Precision Drilling Trust is listed on the Toronto Stock Exchange under the trading symbol “PD.UN” and on the New York Stock Exchange under the trading symbol “PDS”.

For further information please contact Doug Strong, Chief Financial Officer of Precision Drilling Corporation, Administrator of Precision Drilling Trust, 4200, 150 - 6th Avenue S.W., Calgary, Alberta T2P 3Y7, Telephone 403-716-4500, Fax 403-264-0251; website: www.precisiondrilling.com.

4200, 150 - 6th Avenue S.W.
Calgary, Alberta, Canada T2P 3Y7
Telephone: 403.716.4500
Facsimile:  403.264.0251
www.precisiondrilling.com